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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

(Exact name of small business issuer as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-1997390 (I.R.S. Employer Identification No.)

15045 Highway 23 SE
Granite Falls, MN 56241-0216
(Address of principal executive offices)

(320) 564-3100
(Issuer’s telephone number)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Limited Liability Company Membership Units
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

     Granite Falls Community Ethanol Plant, LLC (the “Company”) is a Minnesota limited liability company. References to the “Registrant,” “we,” “our,” or “us” mean and refer to the Company. The Company has one class of membership units. When issued and fully paid for, all membership units are non-assessable, not subject to redemption or conversion, and have no conversion rights.

     Pursuant to our Fifth Amended and Restated Operating and Member Control Agreement (“Operating Agreement”), distributions of the Company’s profits (meaning our net income and gains, including taxable income, capital gain, and income exempt from taxation) in the Board of Governors’ sole discretion, are made in proportion to the units held by each member. This means that a member’s distribution is calculated based upon the number of units owned by the member in proportion to the total number of units outstanding. Distributions are restricted by certain loan covenants contained in debt financing agreements that are currently in effect and that we may enter into from time to time.

     Each unit holder is a member of our Company and is entitled to vote on all matters coming to a vote of the members. On each matter brought to a vote of the members, each member may cast one vote per unit held by the member. Members may cast votes in person or by proxy. Members do not have cumulative voting or preemptive rights.

     Our Board of Governors is comprised of seven (7) governors. So long as Glacial Lakes Energy, LLC (“Glacial Lakes”) owns 20% or more of our membership units, it shall appoint two (2) members to our Board of Governors (“Glacial Lakes Appointees”) and one (1) alternate governor to serve in the temporary absence of one of the Glacial Lakes Appointees. If Glacial Lakes sells a number of its membership units comprising at least 20% of the issued and outstanding units to a single buyer, the buyer shall be entitled to appoint two (2) members to the Board of Governors in place of Glacial Lakes. If Glacial Lakes or its successor is no longer entitled to appoint governors to our Board of Governors, the membership at-large shall replace the Glacial Lakes Appointees.

     Similarly, so long as Fagen, Inc. owns 5% or more of our membership units, it shall appoint one (1) member to our Board of Governors, provided that if Fagen, Inc. holds less than 5% of the issued and outstanding units in our Company, its right to appoint a governor shall terminate and the governor appointed by Fagen, Inc. shall be replaced by election by the members at large.

     Beginning with the 2005 annual meeting of members held on April 28, 2005, the remaining four (4) governors are appointed by the members, provided that Glacial Lakes and Fagen, Inc. are not entitled to vote on the election of these “At-Large Governors” during the period during which they are entitled to appoint governors to the Board of Governors. The At-Large Governors are elected annually to serve staggered three-year terms as described in our Operating Agreement.

     In addition to voting for the election of governors, majority vote by the members is required for matters relating to:

1.	Amending the Operating Agreement;
2.	Dissolution of the Company;
3.	Removing and/or replacement of a governor; and
4.	Approving or disapproving the sale of all or substantially all of the Company’s assets not in the ordinary course or business.

     Notwithstanding the foregoing, during the time that Glacial Lakes is a member of the Company, member approval by a minimum of two-thirds (2/3) vote of the following items is required:

1.	Issuance of Membership Units in the Company subsequent to the Company’s initial public offering;
2.	The sale, lease, exchange, or other disposition of all or substantially all of the Company’s assets;
3.	Merger or consolidation of the Company with or into any person;
4.	A change in the business purpose of the Company; and
5.	Voluntary dissolution of the Company.

     Members are entitled to access certain information concerning our business and affairs, including, but not limited to, a list of our members and their contributions to the Company, our financial statements, tax returns and our articles of organization and operating agreement, together with all amendments. A member’s right to access this information is subject to confidentiality restrictions contained in our Operating Agreement and the Minnesota Limited Liability Company Act.

     Our Operating Agreement prohibits all members from transferring membership units without the prior written consent of the Company’s Board of Governors and compliance with the Operating Agreement. Our Operating Agreement further places specific restrictions on a member’s ability to transfer its membership units. These restrictions may prevent a change of control of our Company. Our membership units are not evidenced by membership certificates. Rather, a register of units is kept on file at the Company’s principal office.

Item 2. Exhibits.

2.1	Articles of Organization of the Registrant. Filed as Exhibit 3.1 to the Registrant’s registration statement on Form SB-2 (Commission File 333-99065) and incorporated by reference herein.

2.2	Form of Fifth Amended and Restated Operating and Member Control Agreement of the Registrant. Filed as Exhibit 3.2 to the Registrant’s Post-Effective Amendment No. 1 to the Registrant’s registration statement on Form SB-2 (Commission File 333-112567) and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
Date: April 29, 2005	By /s/ Thomas Branhan
Thomas Branhan,
Chief Executive Officer and General Manager